5875 Landerbrook Drive, Suite 220
Cleveland, Ohio 44124

December 16, 2022
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E.
Washington, D.C. 20549

Re: NACCO Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 2, 2022 File No. 001-09172

Ladies and Gentlemen:
On behalf of NACCO Industries, Inc. (“NACCO” or the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the
“Commission”) received by letter, dated November 3, 2022 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “10-K”). The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 2. Properties
Material Mining Properties, page 33

1.We note your responses to comments 1 through 8 indicating you will revise disclosures in your Form 10-K for the year ended December 31, 2022 or future filings to comply with these comments. Due to the number of modifications to bring your filing to minimal compliance with Item 1300 of Regulation S-K, please amend your Form 10-K for the fiscal year ended December 31, 2021 and related exhibits with your proposed revisions. For each of the revisions made in response to prior comments 1 through 8, please identify the location of the revisions made to your amended filing with your next response.

In response to the Staff’s comment, the Company intends to file an amended Form 10-K for the year ended December 31, 2021.

The Company acknowledges that it is subject to S-K 1300. Upon further review of the SEC’s comments and as discussed with the SEC Staff on November 18, 2022, the Company determined that The Coteau Properties Company (“Coteau”), The Falkirk Mining Company (“Falkirk”) and Coyote Creek Mining Company (“Coyote Creek”) will each be classified as “Exploration Stage Properties” pursuant to Items 1300 through 1305 of Regulation S-K and therefore the Company will not estimate mineral resources and reserves for Coteau, Falkirk and Coyote Creek in accordance with Items 1300 through 1305 of Regulation S-K. Coteau, Falkirk and Coyote

Creek will continue to be classified as exploration stage properties until such time as proven or probable mineral reserves have been established even though they continue to deliver lignite to their respective customers. As such, in the amended 2021 Form 10-K, the Company will remove references to such mineral reserves and resources, revise the Property Disclosures accordingly and remove the Technical Report Summaries for Coteau, Falkirk and Coyote Creek. The Company will include the information regarding Coteau, Falkirk and Coyote Creek in the “Material Mining Properties” section of Item 2 in the Form 10-K under a separate subheading entitled “Material Properties with no Mineral Resources or Mineral Reserves”.

The Company will continue to report mineral resources and reserves for the Red Hills Mine operated by the Mississippi Lignite Mining Company (“MLMC”). The Company will amend the 2021 Form 10-K as noted below including filing an amended Technical Report Summary (“TRS Report”) that supersedes the previously filed report to include updates as a result of the comments received from the SEC Staff.

The following updates will be included in the Coal Mining section of Item 2. Properties in the Form 10-K/A for the year ended December 31, 2021:

Coal Mining Segment - Operations

NACCO-owned Properties

1.0     INTRODUCTION

Information concerning the Company’s mining properties in this Form 10-K have been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to the Company for the year ended December 31, 2021. These requirements differ significantly from the previously applicable disclosure requirements of SEC Industry Guide 7. Among other differences, subpart 1300 of Regulation S-K requires the Company to disclose its mineral resources, in addition to its mineral reserves, both in the aggregate and for each of the Company’s individually material mining properties.

As used in this Report on Form 10-K, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are defined and used in accordance with subpart 1300 of Regulation S-K. Under subpart 1300 of Regulation S-K, mineral resources may not be classified as “mineral reserves” unless the determination has been made by a qualified person that the mineral resources can be the basis of an economically viable project. Readers are specifically cautioned not to assume that any part or all of the mineral deposits (including any mineral resources) in these categories will ever be converted into mineral reserves, as defined by the subpart 1300 of Regulation S-K.

Readers are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have a too high of a degree of uncertainty as to their existence to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, readers are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, or that it will ever be upgraded to a higher category. Likewise, readers are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted to mineral reserves. See "Item 1A - “Risk Factors” on page 20.

The information that follows is derived, for the most part, from, and in some instances is an extract from, the technical report summary (“TRS”) prepared in compliance with the Item 601(b)(96) and subpart 1300 of Regulation S-K. The TRS was prepared by employees of the Company. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference and made a part of this Report on Form 10-K. The information regarding Coteau, Falkirk and Coyote Creek was reviewed by employees of the Company that are qualified persons as defined by subpart 1300 of Regulation S-K.

Coteau, Falkirk, Coyote Creek and Mississippi Lignite Mining Company (“MLMC”), each wholly-owned subsidiaries of NACCO, operate surface coal mines under long-term contracts with power generation companies pursuant to a service-based business model.

The Company operates additional surface coal mines where the customer owns or controls the coal tonnages. The Company conducts activities to extract these customer-owned coal tonnages pursuant to long-term contracts. The Company has determined these properties are not subject to subpart 1300 of Regulation S-K reporting and has not estimated mineral resources or reserves for these properties in accordance with subpart 1300 of Regulation S-K.

Locations of the properties subject to SEC Section 1300 reporting are shown in Figure 1.1 Surface Coal Mines Operational During 2021 Subject to SEC Section 1300 reporting.

The Coteau Properties Company
The Falkirk Mining Company
Coyote Creek Mining Company
Mississippi Lignite Mining Company
Surface Coal Mines Operational During 2021

Figure 1.1 Surface Coal Mines Operational During 2021 Subject to SEC Section 1300 Reporting

A summary of coal production at the Mines subject to SEC Section 1300 Reporting for the past three years has been tabulated and is presented on Table 1.1 Production Summary.

		Tons (in millions)
	2019	2020	2021
The Coteau Properties Company	13.5	12.6	12.5
The Falkirk Mining Company	7.4	7.2	7.9
Coyote Creek Mining Company	1.7	2	2
Mississippi Lignite Mining Company	2.6	2.5	3
Totals	25.2	24.3	25.4
Table 1.1 Production Summary

2.0 MINING PROPERTIES SUBJECT TO SUBPART 1300 OF REGULATION S-K REPORTING
2.1 Red Hills Mine — Mississippi Lignite Mining Company

MLMC is the owner and operator of the Red Hills Mine. The Red Hills Mine is a lignite surface mine in production. Prior to MLMC, there were no previous mining operations on the Red Hills Mine property.

The MLMC contract is the only operating coal contract in which the Company is responsible for all operating costs, capital requirements and final mine reclamation; therefore, MLMC is consolidated within NACCO’s financial statements. MLMC sells coal to its customer at a contractually agreed-upon price which adjusts monthly, primarily based on changes in the level of established indices which reflect general U.S. inflation rates. Profitability at MLMC is affected by customer demand for coal and changes in the indices that determine sales price and actual costs incurred.

A summary of coal production at MLMC for the past three years has been tabulated and is presented on Table 2.1 Production Summary.

	Tons (in millions)
	2019	2020	2021
Mississippi Lignite Mining Company	2.6	2.5	3.0
Table 2.1 Production Summary

The Red Hills Mine generally produces between 2 million and 3 million tons of lignite coal annually. The Red Hills Mine started delivering coal in 2000. All production from the mine is delivered to its customer's Red Hills Power Plant.

The Red Hills Mine, operated by MLMC, is located approximately 120 miles northeast of Jackson, Mississippi (Figure 2.1). The entrance to the mine is by means of a paved road located approximately one mile west of Highway 9. MLMC owns in fee approximately 7,343 acres of surface interest and 4,425 acres of coal interests. MLMC holds leases granting the right to mine approximately 5,794 acres of coal interests and the right to utilize approximately 5,597 acres of surface interests. MLMC holds subleases under which it has the right to mine approximately 1,593 acres of coal interest. The majority of the leases held by MLMC were originally acquired during the mid-1970s to the early 1980s with terms extending 50 years, many of which can be further extended by the continuation of mining operations. The lignite deposits of the Gulf Coast are found primarily in a narrow band of strata that outcrops/subcrops along the margin of the Mississippi Embayment. The potentially exploitable tertiary lignites in Mississippi are found in the Wilcox Group. The outcropping Wilcox is composed predominately of non-marine sediments deposited on a broad flat plain.

The towns of Ackerman, Eupora, Starkville, Louisville, Kosciusko, and numerous smaller communities are within a 40-mile radius of the Red Hills Mine and provide a vast employment base. Furthermore, Mississippi State University (MSU) is located approximately 30 miles east of the mine in Starkville. MLMC has a history of partnership with MSU as well as the local community colleges for science, technology, engineering, and mathematics (STEM) research and skilled trades training.

The Red Hills Mine sources power for mine office facilities and operations from 4-County Electric Power Association, and water for the mine office facilities from the Choctaw Water Association. Fuel for equipment is supplied by Dickerson Petroleum located in Kosciusko. The Red Hills Mine has, or is currently constructing, all supporting infrastructure for mining operations.

Local access to the Red Hills Mine is by way of Highway 9 between Ackerman, Mississippi and Eupora, Mississippi which connects to Pensacola Road that leads to the Red Hills Mine paved access road. Pensacola Road connects with Highway 9 approximately 5 miles north of Ackerman, MS. The mine road is approximately 1 mile west from Highway 9 along Pensacola Road.

Travel to the Red Hills Mine by air is possible using the Jackson-Medgar Wiley Evers International Airport in Jackson, Mississippi, approximately 104 miles south of the mine, and then using ground transportation, traveling via Highway 25, Highway 15, and Highway 9. Alternatively, the Golden Triangle Regional Airport is a smaller airport approximately 50 miles from the Red Hills Mine by means of Highway 82 west, Highway 15 south, and Highway 9 north.

The Red Hills Mine is in close proximately to river ports of the Tennessee-Tombigbee Waterway and the Mississippi River. The Lowndes County Port is approximately 60 miles east of the mine. The Port of Greenville is approximately 135 miles west of the mine, and the Port of Vicksburg, approximately 150 miles southwest of the mine. All ports are connected by major state and federal highways.

In additional to transportation via roadways, air and waterways, the Kansas City Southern (KCS) railroad has a depot located approximately 5 miles south of the mine in Ackerman, and is accessible by Highway 9 and Highway 15.MLMC currently has all permits in place for the Red Hills Mine to operate and adhere to a mine plan projected through April 2032. No mineral processing occurs at the Red Hills Mine.

The geology encountered at the Red Hills Mine is stratigraphic in nature with depositional sequences of sands, silts, clays, and lignite. The vertical repetition of geologic strata facilitated a straightforward setting to establish and study the baseline geological, geochemical, geotechnical, and geohydrological conditions at the Red Hills Mine.

Development of the Red Hills Mine began in 1997, with full commercial deliveries commencing in 2002. The mining operation is comprised of four major equipment fleets. Primary removal of burden is achieved with one 82-cubic yard electric-powered dragline, four large track-type push dozers, and a truck and shovel fleet utilizing a 41-cubic yard electric rope shovel. Lignite is mined using a surface miner or a hydraulic backhoe to load a fleet of end dump haul trucks, and is directly shipped to the RHPP or the lignite stockpile. The overall average quality of the mined lignite seams meets the required power plant quality specifications. Therefore, no mineral processing is performed by MLMC.

The mine office facilities and original equipment fleets at the Red Hills Mine were constructed, acquired, or purchased new during the development stage of the mine. The facilities and equipment are maintained to allow for safe and efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with newer models or upgrades available to keep up with modern technology. As equipment wears out, MLMC evaluates what replacement option will be the most cost-efficient, including the evaluation of both new and used equipment.

The total cost of the property and equipment, net of applicable accumulated amortization, depreciation and impairment as of December 31, 2021 is $67.9 million.

The Red Hills Mine currently has no significant encumbrances to the property. No mining permit violations have been issued at the Red Hills Mine in the past ten years. One notice of violation (“NOV”) was issued in April 2020 for a water quality exceedance that was determined not to be the fault of Red Hills Mine and no further action was required. Permitting requirements are discussed in Section 17.0 of the TRS.

Figure 2.1 – Red Hills Mine Location

89°20'W
89°10'W
89°0'W
30'
33°20'N
Walthall
Eupora
US-82
Mathiston
Maben
N
Starkville
Natchez
Trace
Pkwy
Red Hills
Mine
MS-15
MS-9
MS-12
MS-415
Sturgis
Ackerman
French Camp
MS-25
0 1.25 2.5 5 7.5 10
Miles
Data is projected in: State Plane, Mississippi East, North American Datum 1983, US Foot
Grid is shown in Latitude and Longitude
Copyright:(c) 2014 Esri

Mineral resources and reserves have been summarized from the TRS for MLMC and have been included as Table 2.2 and Table 2.3. Qualities are being reported on an as-received moisture basis. Prices in Table 2.2 are based on economic cut-off grades of $30.00 MMBTU at MLMC. Prices in Table 2.3 are based on economic cut-off grades of $28.04 MMBTU at MLMC.

Material assumptions and criteria used in the determination of Mineral Resource and Mineral Reserves reported herein are provided within the filed TRS for the Mississippi Lignite Mining Company – Red Hills Mine dated December 2022.

Section 11.0 of the TRS describes the key assumptions, parameters, and methods used for the estimation of Mineral Resources. Assumptions include a maximum cumulative stripping ratio of 18:1 based on an assumed lignite sales price of $30 per ton. A further description of the verified drilling data used to model the lignite deposit for estimation of Mineral Resources is provided in Section 7.2 Drilling Exploration, 8.0 Sample Preparation, Analyses, and Security, and Section 9.0 Data Verification.

Section 12.0 of the TRS describes the key assumptions, parameters, and methods used for the estimation of Mineral Reserves, and include the following:
•Maximum stripping ratio 14:1;
•Mining production rates on a cubic yard and per ton basis remain relatively consistent with historical performance;

•Mining costs on a unit basis remain relatively consistent with historical performance;
•Minimum minable lignite thickness: 1.0 feet;
•Minimum parting thickness before seams are composited: 6.0 inches;
•Maximum depth of mining: approximately 320 feet;
•Lignite density defined by seam from coal core drilling data and modified by dilution parameters and approximately 80 lb/ft³; and
•Recovery rates by seam ranging from 67% to 100%.

Modifying factors including dilution parameters and technical information related to the mining process are described in detail under Section 13.0 Mining Methods. Economic factors to support the Mineral Reserve estimates are described in Section 18.0 Capital and Operating Costs and 19.0 Economic Analyses.

The Mineral Resources presented in Table 2.2 below have been estimated by applying a series of geologic and physical limits as well as high-level mining and economic constraints. The mining and economic constraints were limited to a level sufficient to support reasonable prospect for future economic extraction of the estimated Mineral Resources. The categorized Mineral Resources reported herein are exclusive of Mineral Reserves.

Lignite Coal	Resource Classification	Tonnage	Grades/Qualities
			Calorific Value (Btu/lb)	Moisture (%wt)	Ash (%wt)	Sulfur (%wt)
Mississippi Lignite Mining Company	Measured	11,475,500	5,110	44.0	14.1	0.6
Mississippi Lignite Mining Company	Indicated	15,221,580	5,260	44.3	14.5	0.7
Mississippi Lignite Mining Company	Measured + Indicated	26,697,080	5,200	44.2	14.3	0.6
Mississippi Lignite Mining Company	Inferred	0	0.00	0.0	0.0	0.0

Note:
-Coal Resources are exclusive of Mineral Reserves and are stated in-situ
-Coal Resources are based on an economic cutoff of $30/MMBtu

Table 2.2 Mineral Resources Summary as of December 31, 2021

The Mineral Reserves presented in Table 2.3 below were determined to be the economically mineable portion of the measured and indicated Mineral Resources after the consideration of modifying factors related to the mining process. Inferred Mineral Resources were not considered for Mineral Reserves.

Lignite Coal	Reserve Classification	Tonnage	Grades/Qualities
			Calorific Value (Btu/lb)	Moisture (%wt)	Ash (%wt)	Sulfur (%wt)
Mississippi Lignite Mining Company	Proven	17,167,910	5,070	43.5	15.0	0.6
Mississippi Lignite Mining Company	Probable	10,263,240	5,080	43.1	15.1	0.6
Mississippi Lignite Mining Company	Total	27,431,150	5,080	43.4	15.0	0.6
Note:
-Mineral Reserves have been demonstrated to be economic based on a positive cash flow
-Mineral Reserves are stated on a Run of Mine basis
-An economic cutoff in the Life of Mine plan averaged $28.04/MMBtu and was used to demonstrate coal reserves
-Recovery varies by coal seam and ranges from 67% to 100%

Table 2.3 Mineral Reserves Summary as of December 31, 2021

Previously, Mineral Reserves for the Red Hills Mine were reported following Industry Guide 7 guidance. All controlled tonnage that met the general mining parameters were considered for reserves and subdivided based on whether an area was currently permitted for mining or not. Mineral Resources were not considered since they were not allowed to be reported under Industry Guide 7. Furthermore, subcategories of Mineral Resources as measured, indicated, or inferred and Mineral Reserves as proven or probable were not considered.

Table 2.4 below summarizes the Mineral Reserves reported under Industry Guide 7 at the end of the last two fiscal years. Table 2.5 describes the difference between the Mineral Reserves and Mineral Resources reported last fiscal year and as of December 31, 2021.

Report Date	Committed Tons*	Uncommitted Tons**	Total Tons
January 1, 2021	161,020,544	76,306,957	237,327,501
January 1, 2020	105,969,007	134,118,244	240,087,251
*Committed tons were defined as controlled tons which fell within the Life-of-Mine (LOM) permit boundary.
**Uncommitted tons were defined as controlled tons which fell outside the LOM permit boundary.
^ The difference in allotment of tons to each category from 2020 to 2021 was due to the permit approval for a new mine area (SMCRA permit MS-004).

Table 2.4. Summary of Prior Mineral Reserves

Resource Classification	December 31, 2021 Tonnage	January 1, 2021 Tonnage	Percent Change
Measured	11,475,500	N/A	N/A
Indicated	15,221,580	N/A	N/A
Measured + Indicated	26,697,080	N/A	N/A
Inferred	0	N/A	N/A

Reserve Classification	December 31, 2021 Tonnage	January 1, 2021 Tonnage	Percent Change
Proven	17,167,910	N/A	N/A
Probable	10,263,240	N/A	N/A
Proven + Probable	27,431,150	237,327,501	-88%

Table 2.5. Net difference of reported Mineral Resources and Mineral Reserves from previous reporting period to current reporting period.

Explanation of discrepancies. The primary cause of the variance between Mineral Resources and Mineral Reserves from January 1, 2021 to the current report date is due to a change in methodology in categorization of Mineral Resources and Reserves from an interpretation of Industry Guide 7 regulations to following subpart 1300 of Regulation S-K. Interpretations and guidance of the S-K 1300 regulations narrowed the basis of Mineral Resources and furthermore Mineral Reserves such that a Mineral Resource is defined as:

“A concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors, such as cut-off grade, likely mining dimensions, location, or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.”

And a Mineral Reserve is defined as:

“The economically mineable part of a measured or indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.”

Additional impacts to the variance in reported Mineral Resources and Reserves from the previous report date to the current report date include depletion where MLMC mined 3,197,478 tons in 2021.

2.2 Material Properties with no Mineral Resources or Mineral Reserves

The lignite coal tonnages at Coteau, Falkirk and Coyote Creek have not been classified as “measured resources”, “indicated resources”, or “inferred resources” as defined in Items 1300 through 1305 of Regulation S-K, and as a result, do not have any “proven” or “probable” reserves under such definition and are therefore classified as an “Exploration Stage Property” pursuant to Items 1300 through 1305 of Regulation S-K. Coteau, Falkirk and Coyote Creek will continue to be classified as exploration stage properties until such time as proven or probable mineral reserves have been established in accordance with subpart 1300 of Regulation S-K, even though they continue to deliver lignite to their respective customers.

At Coteau, Coyote Creek and Falkirk, the Company is paid a management fee per ton of coal or heating unit (MMBtu) delivered. Each contract specifies the indices and mechanics by which fees change over time, generally in line with broad measures of U.S. inflation. The customers are responsible for funding all mine operating cost, including final mine reclamation, and directly or indirectly providing all of the capital required to build and operate the mine. This contract structure eliminates the Company's exposure to spot coal market price fluctuations.

Coteau, Coyote Creek and Falkirk each have only one customer for which they extract and deliver coal. These customers operate coal-fired electric generation power plants adjacent to each mine location (and in the case of Coteau, a synthetic natural gas and chemical/fertilizer production facility).

The sales price under the Coteau, Coyote Creek and Falkirk contracts are not market driven. Unlike traditional sales made based on market factors, under the provisions of the long-term mining agreements, the coal sales price at Coteau, Coyote Creek and Falkirk includes (i) all costs incurred to extract, process and deliver coal (i.e. the cost of production) and (ii) the agreed-upon profit per ton of coal or MMBtu unit delivered to the customer. Cost of production includes all the costs actually incurred in the operation of the mine including mining, processing and delivery of coal. Costs included within revenue include all production, transportation and maintenance costs including without limitation the following types of costs:
oLabor, which include wages and all related payroll taxes, benefits and fringes, including welfare plans; group insurance, vacations and other comparable benefits of employees
oMaterials and supplies,
oTools,
oMachinery and equipment not capitalized or leased,
oCosts of acquiring interests in coal reserves and surface lands
oRental of machinery and equipment,
oPower costs,
oReasonable and necessary services by third parties
oInsurance including worker’s compensation
oCertain taxes, and
oCost of reclamation

The contractually-determined coal sales price includes reimbursement of all costs incurred and the agreed-upon profit. The agreed-upon profit adjusts based on changes in the level of established indices (e.g., CPI-U and/or PPI indices). The cost-plus nature of the contracts provide assurance that all costs incurred, including contemporaneous and final reclamation, will be reimbursed by the respective customer and negates any risk of loss which allows the mines to remain cash flow positive through the end of the contract terms. The coal sales price as well as profitability at Coteau, Falkirk and Coyote Creek are not subject to any change based on market factors. Profitability at these mines is affected by two factors: demand for coal (because this impacts units of agreed profit that are charged) and changes in the indices that determine coal sales price (because this adjusts the agreed-upon per unit profit). Under any scenario, Coteau, Coyote Creek and Falkirk will be cash flow positive as a result of the terms of the mining agreements.

Extraction of Coteau, Coyote Creek and Falkirk’s lignite tonnages is only economically viable as a result of the long-term mining agreements in place with each mine’s respective customer. The development of the Coteau, Coyote Creek and Falkirk mines was conducted in tandem with the development of the respective mine mouth power plants each serve. The power plants were designed to operate exclusively on the coal provided by the adjacent mines. No other market exists for the lignite at Coteau, Coyote Creek and Falkirk as the cost of transportation makes sales to any entity other than the current mine-mouth operator unprofitable.

Coteau, Coyote Creek and Falkirk meet the definition of a variable interest entity (“VIE”). In each case, NACCO is not the primary beneficiary of the VIE as it does not exercise financial control; therefore, NACCO does not consolidate the results of these operations within its financial statements. Instead, these contracts are accounted for as equity method investments. The income before income taxes associated with these VIEs is reported as Earnings of unconsolidated operations on the Consolidated Statements of Operations, and the Company’s investment is reported on the line Investments in Unconsolidated Subsidiaries in the Consolidated Balance Sheets

Coteau

The Freedom Mine, operated by Coteau, generally produces between 12.5 million and 13.5 million tons of lignite coal annually. The mine started delivering coal in 1983. All production from the mine is delivered to Dakota Coal Company, a wholly owned subsidiary of Basin Electric. Dakota Coal Company then sells the coal to the Synfuels Plant, Antelope Valley Station and Leland Olds Station, all of which are operated by affiliates of Basin Electric. The Synfuels Plant is a coal gasification plant that manufactures synthetic natural gas and produces fertilizers, solvents, phenol, carbon dioxide, and other chemical products for sale.

During 2020, Basin Electric informed Coteau that it is considering changes that may result in modifications to its Synfuels Plant that could potentially reduce or eliminate coal requirements at the Synfuels Plant. Basin Electric indicated that if it decides to proceed with any changes that could reduce or eliminate the use of coal, the feedstock change is not expected to occur before 2026.

During August 2021, Bakken and Basin Electric signed a non-binding term sheet to purchase the assets of the Synfuels Plant. Bakken stated the closing date is expected to be April 1, 2023. As part of the term sheet between Basin Electric and Bakken, Basin Electric indicated that the Synfuels Plant will continue existing operations through 2025. The closing is subject to the satisfaction of specified conditions. Basin Electric is also considering other options for the Synfuels Plant if the transaction with Bakken does not close.

The Freedom Mine is located approximately 90 miles northwest of Bismarck, North Dakota (Figure 2.2). The main entrance to the Freedom Mine is accessed by means of a paved road and is located on County Road 15. Coteau holds 380 leases granting the right to extract approximately 34,016 acres of coal interests and the right to utilize approximately 23,455 acres of surface interests. In addition, Coteau owns in fee 33,805 acres of surface interests and 4,107 acres of coal interests. Substantially all of the leases held by Coteau were acquired in the early 1970s and have been replaced with new leases or have lease terms for a period sufficient to meet Coteau’s contractual production requirements.

Figure 2.2 – Freedom Mine Location

102°0'W
101°50'W
101°40'W
47°30'N
47°25'N
47°20'N
47°15'N
Lake Sakakawea
N
ND-1806
ND-1806
CR 15
CR 37
CR 15
Coteau
Freedom Mine
CR 26
CR 9
CR 17
Spring Creek
ND-200
ND-49
ND-200
Hazen
Zap
Beulah
Knife River
0 1 2 4 6 8
Miles
Data is projected in: State Plane, North Dakota South, North American Datum 1927, US Foot
Grid is shown in Latitude and Longitude
Copyright:(c) 2014 Esri

The towns of Beulah, Hazen, and Stanton along with other smaller communities are within a 40-mile radius of the Freedom Mine and provide a vast supply of the employment base. Employees also comes from the cities of Bismarck, Minot, and Dickinson, all of which are less than 100 miles away from the mine.

The Freedom Mine sources power for mine office facilities and operations from Roughrider Electric Cooperative, and water for the mine office facilities from the Southwest Water Authority. Fuel for equipment is supplied by multiple local vendors. The Freedom Mine has, or is currently constructing, all supporting infrastructure for mining operations.

The main entrance to the Freedom Mine is accessed by traveling north of Beulah on Highway 49 for one mile, then north on County Road 21 for two miles, then west on County Road 26 for three miles, and then north on County Road 15 for two miles as shown on Figure 1.0. Location of the Freedom Mine.

Travel to the Freedom Mine by air is possible by means of the Bismarck Municipal Airport, Bismarck, ND, which is approximately 90 miles southeast of the mine. From the airport, the mine is accessed by means of ground transportation by traveling west approximately 50 miles via Interstate 94, taking exit 110 and traveling north approximately 28 miles on ND Highway 49 to Beulah, ND, and so on as explained in the previous paragraph.

Travel to the Freedom Mine by rail is possible using the Amtrak Network, which runs through northern North Dakota mostly along the US Highway 2 corridor, and passes through the larger cities of Williston, Minot, Grand Forks, and Fargo, and smaller cities of Stanley, Rugby, and Devils Lake. From these locations, the mine can be accesses via ground transportation on Interstate 29 or Interstate 94 and various highways. The main highways are US Highway 2, US Highway 83, US Highway 85, US Highway 200, and US Highway 281.

North Dakota’s freight rail service is largely provided by Burlington Northern Santa Fe Railway and Canadian Pacific Railway.

The coal tonnages are located in Mercer County, North Dakota, starting approximately two miles north of Beulah, North Dakota. The center of the basin is located near the city of Williston, North Dakota, approximately 100 miles northwest of the Freedom Mine. The economically mineable coal occurs in the Sentinel Butte Formation, and is overlain by the Coleharbor Formation. The Coleharbor Formation unconformably overlies the Sentinel Butte Formation. It includes all of the unconsolidated sediments resulting from deposition during glacial and interglacial periods. Lithologic types include gravel, sand, silt, clay and till. The modified glacial channels are in-filled with gravels, sands, silts and clays overlain by till. The coarser gravel and sand beds are generally limited to near the bottom of the channel fill. The general stratigraphic sequence in the upland portions of the reserve area consists of till, silty sands and clayey silts.

Fill-in drilling programs are routinely conducted by Coteau for the purpose of refining guidance related to ongoing operations. It is common practice at the Freedom Mine to tighten the drilling density with-in the three to four-year block ahead of active operations to an average drill hole spacing of 660-feet. However, additional exploration may also be scheduled in areas farther out to increase confidence in future mine plan projections.

Coteau utilizes standard surface mining techniques to extract coal from the proposed permit area. Mining operations will typically occur in a sequence of seven events: SPGM removal, overburden removal, coal removal, overburden replacement, final grading, SPGM replacement, and revegetation.

The mine office facilities and original equipment fleets at the Freedom Mine were constructed, acquired, or purchased new during the development stage of the mine. The facilities and equipment are maintained to allow for safe and efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with newer models or upgrades available to keep up with modern technology. As equipment wears out, Coteau evaluates what replacement option will be the most cost-efficient, including the evaluation of both new and used equipment.

The total cost of the property, plant and equipment, net of applicable accumulated amortization, depreciation and impairment as of December 31, 2020 is $96.2 million.

The Freedom Mine currently has no significant encumbrances to the property. No NOVs have been issued at the Freedom Mine in the past three years. Coteau currently has all permits in place for the Freedom Mine to operate through 2031. Permit expansions required to extend the life of the mine through 2045 will be acquired as needed. No mineral processing occurs at the Freedom Mine.

Previously, Mineral Reserves for the Freedom Mine were reported following Industry Guide 7 guidance. All controlled tonnage that met the general mining parameters were considered for reserves and subdivided based on whether an area was currently permitted for mining or not. Mineral Resources were not considered since they were not allowed to be reported under Industry Guide 7. Furthermore, subcategories of Mineral Resources as measured, indicated, or inferred and Mineral Reserves as proven or probable were not considered

Table 2.6 below summarizes the Mineral Reserves reported under Industry Guide 7 at the end of the last two fiscal years.

Report Date	Total Tons
January 1, 2021	438,033,501
January 1, 2020	432,795,311
Table 2.6. Summary of Prior Mineral Reserves – Freedom Mine

Explanation of discrepancies. The primary cause for such a large variance between Mineral Reserves from January 1, 2021 to the current report date is due to a change in methodology in categorization of Mineral Resources and Reserves from an interpretation of Industry Guide 7 regulations to following subpart 1300 of Regulation S-K. Tighter interpretations and guidance of the S-K 1300 regulations narrowed the basis of Mineral Resources and furthermore Mineral Reserves such that there are currently no Mineral Resources or Mineral Reserves in accordance with subpart 1300 of Regulation S-K for Coteau.

Falkirk Mine

The Falkirk Mine generally produces between 7 million and 8 million tons of lignite coal annually. The mine started delivering coal in 1978 primarily for the Coal Creek Station, an electric power generating station owned by GRE. In 2014, Falkirk began delivering coal to Spiritwood Station, another electric power generating station owned by GRE.

In May 2020, GRE announced its intent to sell or retire Coal Creek Station and modify Spiritwood Station to be fueled by natural gas. During June 2021, GRE entered into an agreement to sell Coal Creek Station and the adjacent high-voltage direct current transmission line to Bismarck, North Dakota-based Rainbow Energy and its affiliates. The transaction closed in the second quarter of 2022.

The Falkirk Mine, operated by Falkirk, is located approximately 50 miles north of Bismarck, North Dakota on a paved access road off U.S. Highway 83 (Figure 2.3). Falkirk holds 335 leases granting the right to extract approximately 43,486 acres of coal interests and the right to utilize approximately 24,324 acres of surface interests. In addition, Falkirk owns in fee 40,666 acres of surface interests and 1,788 acres of coal interests. Substantially all of the leases held by Falkirk were acquired in the early 1970s with initial terms that have been further extended by the continuation of mining operations.

The towns of Underwood and Washburn are located within ten miles of the mine, with other small communities also nearby. Numerous employees also reside in Bismarck and Mandan, a distance of about 50 miles.

The Falkirk Mine receives both its power and water from Coal Creek Station. However, Falkirk’s East shift change building receives water from McLean-Sheridan Rural Water. Fuel for equipment is supplied by multiple local vendors including: Farstad Oil, Missouri Valley Petroleum, and Enerbase Cooperative Resources.

The main entrance to the Falkirk Mine is accessed by traveling north from Bismarck on State Highway 83 for approximately 50 miles, then going west on the access road, 1st Street SW located four miles south of Underwood. The mine office is located two miles to the west.

Travel to the Falkirk Mine by air is possible using the Bismarck Airport in Bismarck, ND, approximately 55 miles south of the mine, and then using ground transportation, traveling via US Highway 83.

The main railway systems near the Falkirk Mine are Canadian Pacific, BNSF, and Dakota Missouri Valley & Western (DMVW). DMVW crosses through the Falkirk Mine Reserve.

The coal tonnages are located in McLean County, North Dakota, from approximately nine miles northwest of the town of Washburn, North Dakota to four miles north of the town of Underwood, North Dakota. Structurally, the area is located on an intercratonic basin containing a thick sequence of sedimentary rocks. The economically mineable coal occurs in the Sentinel Butte Formation and the Bullion Creek Formation and are unconformably overlain by the Coleharbor Formation. The Sentinel Butte Formation conformably overlies the Bullion Creek Formation. The general stratigraphic sequence in the upland portions of the reserve area (Sentinel Butte Formation) consists of till, silty sands and clayey silts, main hagel lignite bed, silty clay, lower lignite of the hagel lignite interval and silty clays. Beneath the Tavis Creek, there is a repeating sequence of silty to sand clays with generally thin lignite beds.

Operationally, overburden and interburden removal are accomplished using scrapers, dozers, front end loaders, truck shovel fleets, and draglines. Lignite is mined with front end loaders or hydraulic backhoes, and loaded into haul trucks to transport to the stockpile or directly to the customer via truck dumps and conveyors.

Fill-in drilling programs are routinely conducted by Falkirk for the purpose of refining guidance related to ongoing operations. It is common practice at the Falkirk Mine to tighten the drilling density with-in the three to four-year block ahead of active operations to an average drill hole spacing of 1320-feet. However, additional exploration may also be scheduled in areas farther out to increase confidence in future mine plan projections.

The mine office facilities and original equipment fleets at the Falkirk Mine were constructed, acquired, or purchased new during the development stage of the mine. The facilities and equipment are maintained to allow for safe and efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with newer models or upgrades available to keep up with modern technology. As equipment wears out, Falkirk evaluates what replacement option will be the most cost-efficient, including the evaluation of both new and used equipment.

The total cost of the property, plant and equipment, net of applicable accumulated amortization, depreciation and impairment as of December 31, 2021 is $93.8 million.

The Falkirk Mine currently has no significant encumbrances to the property. No Notice of Violations (NOVs) have been issued at the Falkirk Mine in the past three years. There are no outstanding permits related to the life of mine ("LOM") plan awaiting regulatory approval. The Falkirk Mining Company currently has all permits in place to operate and adhere to the current mine plan. No mineral processing occurs at the Falkirk Mine.

Previously, Mineral Reserves for the Falkirk Mine were reported following Industry Guide 7 guidance. All controlled tonnage that met the general mining parameters were considered for reserves and subdivided based on whether an area was currently permitted for mining or not. Mineral Resources were not considered since they were not allowed to be reported under Industry Guide 7. Furthermore, subcategories of Mineral Resources as measured, indicated, or inferred and Mineral Reserves as proven or probable were not considered.

Table 2.7 below summarizes the Mineral Reserves reported under Industry Guide 7 at the end of the last two fiscal years.

Report Date	Total Tons
January 1, 2021	370,580,372
January 1, 2020	375,689,844
Table 2.7. Summary of Prior Mineral Reserves – Falkirk Creek

Explanation of discrepancies. The primary cause for such a large variance between Mineral Reserves from January 1, 2021 to the current report date is due to a change in methodology in categorization of Mineral Resources and Reserves from an interpretation of Industry Guide 7 regulations to following subpart 1300 of Regulation S-K. Tighter interpretations and guidance of subpart 1300 of Regulation S-K narrowed the basis of Mineral Resources and furthermore Mineral Reserves such that there are currently no Mineral Resources or Mineral Reserves in accordance with subpart 1300 of Regulation S-K for Falkirk.

Figure 2.3 – Falkirk Mine Location

101°20'W
101°10'W
101°0'W
47°30'N
47°25'N
47°20'N
Lake Sakakawea
Riverdale
ND-200
N
CR 14
Underwood
ND-200
US-83
CR 16
Falkirk
Mine
1st St. SW
Knife River
CR 20
CR 23
Stanton
US-83
0
1
2
4
6
8
Miles
Missouri River
Washburn
Data is projected in: State Plane, North Dakota North, North American Datum 1927, US Foot
ND-200
Grid is shown in Latitude and Longitude
Copyright:(c) 2014 Esri

Coyote Creek

The Coyote Creek Mine generally produces between 1.5 million and 2.0 million tons of lignite annually. The mine began delivering coal in 2016 to the Coyote Station owned by Otter Tail Power Company, Northern Municipal Power Agency, Montana-Dakota Utilities Company and Northwestern Corporation. In September 2021, Otter Tail Power Company filed its 2022 Integrated Resource Plan in Minnesota and North Dakota which included its intent to start the process of withdrawal from its 35 percent ownership interest in Coyote Station power plant with an anticipated exit from the plant by December 31, 2028.

The Coyote Creek Mine is located approximately 70 miles northwest of Bismarck, North Dakota (Figure 2.4). The main entrance to the Coyote Creek Mine is accessed by means of a four-mile paved road extending west off of State Highway 49. Coyote Creek holds a sublease to 86 leases granting the right to mine approximately 8,129 acres of coal interests and the right to utilize approximately 15,168 acres of surface interests. In addition, Coyote Creek Mine owns in fee 160 acres of surface interests and has four easements to conduct coal mining operations on approximately 352 acres.

Figure 2.4 – Coyote Creek Mine Location

102°0'W
101°50'W
101°40'W
47°20'N
47°15'N
47°10'N
N
Golden Valley
Spring Creek
Zap
ND-200
CR 20
Spring Creek
Beulah
ND-200
Hazen
Knife River
Brady Creek
Knife River
Otter Creek
ND-49
Coyote Creek Mine
CR 25
Brush Creek
Mud Creek
Knife River
Coyote Creek
0 1 2 4 6 8
Miles
Data is projected in: State Plane, North Dakota South, North American Datum 1983, US Foot
Grid is shown in Latitude and Longitude
Copyright:(c) 2014 Esri

The towns of Beulah, Hazen, and Stanton along with other smaller communities are within a 40-mile radius of the Coyote Creek Mine and provide a vast supply and employment base. A vast supply and employment base also come from some of the major cities of Bismarck, Minot, and Dickinson, all of which are less than 100 miles away from the mine.

The Coyote Creek Mine sources power for mine office facilities and operations from Roughrider Electric Cooperative and Montana-Dakota Utilities Co., and water for the mine office facilities from the Southwest Water Authority. Fuel for equipment is supplied by multiple local vendors. The Coyote Creek Mine has all supporting infrastructure for mining operations.
The main entrance to the mine will be accessed by traveling south of Beulah on Highway 49 for five miles, then west on County Road 25 for four miles. The general location of the Coyote Creek Mine is shown in Figure 1.0 Location of Coyote Creek Mine.

Travel to the Coyote Creek Mine by air is possible using the Bismarck Municipal Airport, Bismarck, ND, approximately 75 miles southeast of the mine. From the airport, the mine is accessed using ground transportation by traveling west approximately 50 miles via Interstate 94, taking exit 110 and traveling north approximately 21 miles on ND Highway 49 to County Road 25, then west for four miles on County Road 25.

Travel to the Coyote Creek Mine by rail is possible using the Amtrak Network, which runs through northern North Dakota mostly along the US Highway 2 corridor, and passes through the larger cities of Williston, Minot, Grand Forks, and Fargo, and smaller cities of Stanley, Rugby, and Devils Lake. From these locations, the mine can be accesses via ground transportation on Interstate 29 or Interstate 94 and various highways. The main highways are US Highway 2, US Highway 83, US Highway 85, US Highway 200, and US Highway 281.

North Dakota’s freight rail service is largely provided by Burlington Northern Santa Fe Railway and Canadian Pacific Railway.

The coal tonnages are located in Mercer County, North Dakota, starting approximately six miles southwest of Beulah, North Dakota. The center of the basin is located near the city of Williston, North Dakota, approximately 110 miles northwest of the Coyote Creek Mine. The economically mineable coal occurs in the Sentinel Butte Formation, and is overlain by the Coleharbor Formation. The Coleharbor Formation unconformably overlies the Sentinel Butte Formation. It includes all of the unconsolidated sediments resulting from deposition during glacial and interglacial periods. Lithologic types include gravel, sand silt, clay and till. The modified glacial channels are in-filled with gravels, sands, silts and clays overlain by till. The coarser gravel and sand beds are generally limited to near the bottom of the channel fill. The general stratigraphic sequence in the upland portions of the reserve area consists of till, silty sands and clayey silts.

Fill-in drilling programs are routinely conducted by Coyote for the purpose of refining guidance related to ongoing operations. It is common practice at the Coyote Creek Mine to tighten the drilling density with-in the three to four-year block ahead of active operations to an average drill hole spacing of 660-feet. However, additional exploration may also be scheduled in areas farther out to increase confidence in future mine plan projections.

Operationally, overburden removal is accomplished using scrapers, dozers, front end loaders, excavators, truck fleets, and a dragline. Lignite is mined with front end loaders, and loaded into haul trucks to transport to the coal stockpile.

The mine office facilities and original equipment fleets at the Coyote Creek Mine were constructed, acquired, or purchased during the development stage of the mine. The facilities and equipment are maintained to allow for safe and efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with newer models or upgrades available to keep up with modern technology. As equipment wears out, Coyote evaluates what replacement option will be the most cost-efficient, including the evaluation of both new and used equipment.

The total cost of the property, plant and equipment, net of applicable accumulated amortization, depreciation and impairment as of December 31, 2020 is $131.7 million.

The Coyote Creek Mine currently has no significant encumbrances to the property. No NOVs have been issued at the Coyote Creek Mine in the past three years. There are no outstanding permits related to the LOM plan awaiting regulatory approval. Coyote currently has all permits in place for the Coyote Creek Mine to operate and adhere to a mine plan projected through 2040. No mineral processing occurs at the Coyote Creek Mine.

Previously, Mineral Reserves for the Coyote Creek Mine were reported following Industry Guide 7 guidance. All controlled tonnage that met the general mining parameters were considered for reserves and subdivided based on whether an area was currently permitted for mining or not. Mineral Resources were not considered since they were not allowed to be reported under Industry Guide 7. Furthermore, subcategories of Mineral Resources as measured, indicated, or inferred and Mineral Reserves as proven or probable were not considered.

Table 2.8 below summarizes the Mineral Reserves reported under Industry Guide 7 at the end of the last two fiscal years.

Report Date	Total Tons
January 1, 2021	72,411,342
January 1, 2020	69,590,257
Table 2.8. Summary of Prior Mineral Reserves – Coyote Creek

Explanation of discrepancies. The primary cause for such a large variance between Mineral Reserves from January 1, 2021 to the current report date is due to a change in methodology in categorization of Mineral Resources and Reserves from an interpretation of Industry Guide 7 regulations to following subpart 1300 of Regulation S-K. Tighter interpretations and guidance of subpart 1300 of Regulation S-K narrowed the basis of Mineral Resources and furthermore Mineral Reserves such that there are currently no Mineral Resources or Mineral Reserves in accordance with subpart 1300 of Regulation S-K for Coyote Creek.

3.0 Internal Control Disclosure Over Mineral Resources and Reserves
The modeling and analysis of the Company’s resources and reserves has been developed by Company mine personnel and reviewed by several levels of internal management, including the QPs, and in some instances, third parties. The development of such resources and reserves estimates, including related assumptions, was a collaborative effort between the QPs, Company staff and in some instances, third parties. This section summarizes the internal control considerations for the Company’s development of estimations, including assumptions, used in resource and reserve analysis and modeling.

When determining resources and reserves, as well as the differences between resources and reserves, management developed specific criteria, each of which must be met to qualify as a resource or reserve, respectively. These criteria, such as demonstration of economic viability, points of reference and grade, are specific and attainable. The QPs and Company management agree on the reasonableness of the criteria for the purposes of estimating resources and reserves. Calculations using these criteria are reviewed and validated by the QPs.

Estimations and assumptions were developed independently for each significant mineral location. All estimates require a combination of historical data and key assumptions and parameters. When possible, resources and data from generally accepted industry sources were used to develop these estimations. Review teams were created by utilizing subject matter experts from across all NACCO’s mine sites to review the cost assumptions and estimations used as the basis of the classification of mineral resources and reserves.

Geological modeling and mine planning efforts serve as a base assumption for resource estimates at MLMC. These outputs have been prepared and reviewed by both Company personnel and third parties. Mine planning decisions are determined and agreed upon by Company management. Management adjusts forward-looking models by reference to historic mining results, including by reviewing actual versus predicted levels of production from the mineral deposit, and if necessary, re-evaluating mining methodologies if production outcomes were not realized as predicted. Ongoing mining of the mineral deposit, coupled with product quality validation pursuant to Company and customer expectations, provides further empirical evidence as to the homogeneity, continuity and characteristics of the deposit. Geologic modeling assumptions are evaluated to historic mining results and are adjusted if necessary to better reflect actual mining results. Ongoing quality validation of production also provides a means to monitor for any potential changes in quality. Also, ongoing monitoring of ground conditions within the mine, surveying for evidence of subsidence and other visible signs of deterioration that may signal the need to re-evaluate rock mechanics and structure of the mine ultimately inform extraction ratios and mine design, which underpin mineral reserve estimates.

Management also assesses risks inherent in mineral resource and reserve estimates, such as the accuracy of geophysical data that is used to support mine planning, identifying hazards and informing operations of the presence of mineable deposits. Also, management is aware of risks associated with potential gaps in assessing the completeness of mineral extraction licenses, entitlements or rights, or changes in laws or regulations that could directly impact the ability to assess mineral resources and reserves or impact production levels. Risks inherent in overestimated reserves can impact financial performance when revealed, such as changes in amortizations that are based on life of mine estimates.

4.0 Customer-owned Properties

South Hallsville No. 1 Mine — The Sabine Mining Company
The South Hallsville No. 1 Mine generally produces between 1.5 million and 2.0 million tons of lignite annually. The mine began delivering coal in 1985. All production from the mine is delivered to Southwestern Electric Power Company's ("SWEPCO") Henry W. Pirkey Plant (the "Pirkey Plant"). SWEPCO is an American Electric Power (“AEP”) company. The mine's coal tonnages are owned and controlled by AEP. The Company conducts activities to extract these customer-owned and controlled coal tonnages.
During 2020, AEP announced its intent to retire the Pirkey Plant in 2023. SWEPCO expects deliveries from Sabine to continue until the first quarter of 2023 at which time Sabine expects to begin final reclamation. Funding for mine reclamation is the responsibility of SWEPCO.
The South Hallsville No. 1 Mine, operated by Sabine, is located approximately 150 miles east of Dallas, Texas on FM 968. The entrance to the mine is by means of a paved road. Sabine has no title, claim, lease or option to acquire any of the reserves at the South Hallsville No. 1 Mine. Southwestern Electric Power Company controls all of the reserves within the South Hallsville No. 1 Mine.

Five Forks Mine — Demery Resources Company, LLC
The Five Forks Mine generally produces between 0.1 million and 0.3 million tons of lignite annually. The mine began delivering coal in 2012 and is located approximately three miles north of Creston, Louisiana on State Highway 153. The mine's coal tonnages are owned and controlled by the customer. The Company conducts activities to extract these customer-owned and controlled coal tonnages.
Access to the Five Forks Mine is by means of a paved road. Demery has no title, claim, lease or option to acquire any of the coal tonnages at the Five Forks Mine. Demery's customer, Five Forks Mining, LLC, controls all of the coal tonnages within the Five Forks Mine.

5.0 Facilities and Equipment
The facilities and equipment for each of the coal mines are maintained to allow for safe and efficient operation. The equipment is well maintained, in good physical condition and is either updated or replaced periodically with newer models or upgrades available to keep up with modern technology. As equipment wears out, the mines evaluate what replacement option will be the most cost-efficient, including the evaluation of both new and used equipment, and proceed with that replacement.

In response to Comment 1 from the September 14, 2022 letter, the Company will include an easily recognizable coordinate system and map within Item 2. Properties related to the Red Hills Mine included in Form 10-K/A for the year ended December 31, 2021. See Figure 2.1 above.

In response to Comment 2 from the September 14, 2022 letter, the Company will revise its disclosure to present resources exclusive of reserves and provide clear disclosure that resources are reported exclusive of reserves in Form 10-K/A for the year ended December 31, 2021. The Company will revise Table 3.1 and Table 3.2 to remove Coteau, Falkirk and Coyote Creek. The updated tables will be amended as follows:

Mineral resources and reserves have been summarized from the TRS for MLMC and have been included as Table 2.2 and Table 2.3. Qualities are being reported on an as-received moisture basis. Prices in Table 2.2 are based on economic cut-off grades of $30.00 MMBTU at MLMC. Prices in Table 2.3 are based on economic cut-off grades of $28.04 MMBTU at MLMC.

Material assumptions and criteria used in the determination of Mineral Resource and Mineral Reserves reported herein are provided within the filed TRS for the Mississippi Lignite Mining Company – Red Hills Mine dated December 2022.

Section 11.0 of the TRS describes the key assumptions, parameters, and methods used for the estimation of Mineral Resources. Assumptions include a maximum cumulative stripping ratio of 18:1 based on an assumed lignite sales price of $30 per ton. A further description of the verified drilling data used to model the lignite deposit for estimation of Mineral Resources is provided in Section 7.2 Drilling Exploration, 8.0 Sample Preparation, Analyses, and Security, and Section 9.0 Data Verification.

Section 12.0 of the TRS describes the key assumptions, parameters, and methods used for the estimation of Mineral Reserves, and include the following:
•Maximum stripping ratio 14:1;
•Mining production rates on a cubic yard and per ton basis remain relatively consistent with historical performance;
•Mining costs on a unit basis remain relatively consistent with historical performance;
•Minimum minable lignite thickness: 1.0 feet;
•Minimum parting thickness before seams are composited: 6.0 inches;
•Maximum depth of mining: approximately 320 feet;
•Lignite density defined by seam from coal core drilling data and modified by dilution parameters and approximately 80 lb/ft³; and
•Recovery rates by seam ranging from 67% to 100%.

Modifying factors including dilution parameters and technical information related to the mining process are described in detail under Section 13.0 Mining Methods. Economic factors to support the Mineral Reserve estimates are described in Section 18.0 Capital and Operating Costs and 19.0 Economic Analyses.

The Mineral Resources presented in Table 2.2 below have been estimated by applying a series of geologic and physical limits as well as high-level mining and economic constraints. The mining and economic constraints were limited to a level sufficient to support reasonable prospect for future economic extraction of the estimated Mineral Resources. The categorized Mineral Resources reported herein are exclusive of Mineral Reserves.

Lignite Coal	Resource Classification	Tonnage	Grades/Qualities
			Calorific Value (Btu/lb)	Moisture (%wt)	Ash (%wt)	Sulfur (%wt)
Mississippi Lignite Mining Company	Measured	11,475,500	5,110	44.0	14.1	0.6
Mississippi Lignite Mining Company	Indicated	15,221,580	5,260	44.3	14.5	0.7
Mississippi Lignite Mining Company	Measured + Indicated	26,697,080	5,200	44.2	14.3	0.6
Mississippi Lignite Mining Company	Inferred	0	0.00	0.0	0.0	0.0

Note:
-Coal Resources are exclusive of Mineral Reserves and are stated in-situ
-Coal Resources are based on an economic cutoff of $30/MMBtu

Table 2.2 Mineral Resources Summary as of December 31, 2021

The Mineral Reserves presented in Table 2.3 below were determined to be the economically mineable portion of the measured and indicated Mineral Resources after the consideration of modifying factors related to the mining process. Inferred Mineral Resources were not considered for Mineral Reserves.

Lignite Coal	Reserve Classification	Tonnage	Grades/Qualities
			Calorific Value (Btu/lb)	Moisture (%wt)	Ash (%wt)	Sulfur (%wt)
Mississippi Lignite Mining Company	Proven	17,167,910	5,070	43.5	15.0	0.6
Mississippi Lignite Mining Company	Probable	10,263,240	5,080	43.1	15.1	0.6
Mississippi Lignite Mining Company	Total	27,431,150	5,080	43.4	15.0	0.6
Note:
-Mineral Reserves have been demonstrated to be economic based on a positive cash flow
-Mineral Reserves are stated on a Run of Mine basis
-An economic cutoff in the Life of Mine plan averaged $28.04/MMBtu and was used to demonstrate coal reserves
-Recovery varies by coal seam and ranges from 67% to 100%

Table 2.3 Mineral Reserves Summary as of December 31, 2021

In response to Comment 3 from the September 14, 2022 letter, the Company will revise its disclosure in Form 10-K/A for the year ended December 31, 2021 to include the price used to estimate resources and reserves for MLMC within a paragraph before, and referring to, Tables 2.2 and 2.3.

In response to Comment 4 from the September 14, 2022 letter, the Company notes that this information was included in Exhibit 96.4 (Pages 14-15 Table 1.6 Net difference of reported Mineral Resources and Reserves from previous reporting period to current reporting period) but was not included in the body of the Annual Report on Form 10-K for the year ending December 31, 2021. The Company will revise its disclosure in Form 10-K/A for the year ended December 31, 2021 to include this information within Item 2. Properties.

In response to Comment 5 from the September 14, 2022 letter, this comment is no longer relevant due to the removal of the TRS Report for Coteau as discussed above.

In response to Comment 6 from the September 14, 2022 letter, this comment is no longer relevant due to the removal of the TRS Report for Falkirk as discussed above.

In response to Comment 7 from the September 14, 2022 letter, the Company will revise its TRS Report for MLMC to incorporate the following map to comply with Item 601(b)(96)(iii)(B)(3)(i):

89°20'W
89°10'W
89°0'W
Walthall
N
Eupora
US-82
Maben
Mathiston
30'
US-82
Starkville
Natchez
Trace
Pkwy
Red Hills
Mine
MS-15
MS-9
MS-12
MS-415
Sturgis
33°20'N
Ackerman
French Camp
MS-25
MS-15
0
1.25
2.5
5
7.5
10
Miles
Data is projected in: State Plane, Mississippi East, North American Datum 1983, US Foot
Grid is shown in Latitude and Longitude
Copyright:(c) 2014 Esri

In response to Comment 8 from the September 14, 2022 letter, this comment is no longer relevant due to the removal of the TRS Report for Falkirk and Coyote Creek as discussed above.

Item 9A. Controls and Procedures, page 60

2.In light of the revisions to your S-K 1300 disclosures and related technical reports, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2021.
The Company will revise its disclosure in Form 10-K/A for the year ended December 31, 2021 to note disclosure controls and procedures were not effective as of December 31, 2021. Such revised language is set forth below:
Evaluation of disclosure controls and procedures: An evaluation was carried out under the supervision and with the participation of the Company's management, including the principal executive officer and the principal financial officer, of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2021. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The Company's management concluded at the time of the Original Filing that the Company’s disclosure controls and procedures were effective as of December 31, 2021. Solely as a result of the changes made to the mining disclosures as described elsewhere in this Form 10-K/A, the Company's management, including the principal executive officer and the principal financial officer, re-performed an evaluation and concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2021 regarding the mining property disclosure of Mineral Resources and Mineral Reserves. Because the amended and omitted disclosures do not affect our financial statements, there is no change to our conclusion of the effectiveness of our internal control over financial reporting as of December 31, 2021 set forth in the Original Filing.
Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
Exhibits 96.1, 96.2, 96.3, & 96.4
Mining Methods, page ES-4

3.We note your response to comment 9 in which you propose to add more production detail to your executive summary. Please add a table of your annual production for the Life of Mine (LOM) for your mining operations. This table should include your coal production, coal BTU content, stripped material and/or overburden, with LOM totals. This table should be presented on an annual basis for the life of your mine. Please explain any variance with your reported reserves and your LOM production totals. In addition, please include a map of your final mine plan or total disturbance as required by Item 601(b)(96)(iii)(B)(13)(v) of Regulation S-K.
In response to the Staff’s comment, the Company will add the following map of the final mine plan and add the following table in the Executive Summary of Exhibit 96.4 for MLMC:

Figure 3.2 Location of the Red Hills Mine

Bywy
MS 9
NATCHEZ TRACE PKWY
MS 415
MS 790
MS 15
Chester
10 Miles
Coordinate System: NAD 1983 Mississippi TM
Legend
MS-002 Permit Area
MS-004 Permit Area
Bond Released Area
Communities
Highways
County Roads
Mine Area 1
Mine Area 2
Mine Area 3
Previously Mined Area
Red Hills Power Plant
N
Choctaw County, Mississippi
Mathiston
French Camp
Weir
Ackerman

This comment is no longer relevant for Coteau, Falkirk and Coyote Creek due to the removal of the TRS Report as discussed above.
Exhibits 96.1, 96.2, 96.3, & 96.4
Market Studies, page ES-16

4.We note your response to comment 10 in which you propose to add additional information to your executive summary and file these amended exhibits with your Form 10-K for the year ended December 31, 2021. We note the specific historic coal price is not described, nor is a price forecast provided. Please modify your exhibits and provide the historical coal price with a price forecast for your life of mine production in your exhibits and file your amended exhibits with your amended Form 10-K for the year ended December 31, 2021.

In response to the Staff’s comment, the Company will revise Exhibit 96.4 (Mississippi Lignite Mining Company) to incorporate the following (insertions underlined):
The base price for the dedicated lignite is defined in the LSA and consists of eight indexed components including a power cost component, a pass-through component, a royalty component and a fixed component. Over the LOM plan, the average price per ton for lignite delivered and sold is $28.04 providing revenues totaling approximately $769 M. The Red Hills Mine began commercial deliveries in 2001. The sales price over the last three years has averaged approximately $27 as shown in Table 1.4. The forecasted coal price for the LOM is also shown in Table 1.4.

This comment is no longer relevant for Coteau, Falkirk and Coyote Creek due to the removal of the TRS Report as discussed above.
Exhibits 96.1, 96.2, 96.3, & 96.4
Economic Analysis, page ES-19

5.We note your response to comment 11 in which you propose to include additional information and file this as amended exhibits to your Form 10-K for the year ended December 31, 2021. You also state the cost-plus nature of your contracts provides assurance that all costs incurred will be reimbursed and a cash flow analysis is not required, though you have stated an after-tax cash flow with a net present value in the economic section of the Freedom Mine, but provide no details to support this analysis.
We re-issue comment 11. Please provide annual numerical values for your annual cash flows for each mine or as economic potential and viability has not been demonstrated in your technical report summary, remove all your resource and reserve disclosure from your filing and file your amended exhibits with your amended Form 10-K for the year ended December 31, 2021. In addition, please provide supplementally a functioning excel file of your cash flow analysis for the Freedom mine.

In response to the Staff’s comment, the Company will revise the ECONOMIC ASSESSMENT section of the Executive Summary in Exhibit 96.4 (Mississippi Lignite Mining Company) to comply with Item 601(b)(96)(iii)(b)(19) (insertions underlined) in Form 10-K/A for the year ended December 31, 2021. The Company also notes that the economic assessment includes an increase in its Mineral Reserve tonnage estimate and a decrease in the Mineral Resource tonnage estimate exclusive of Mineral Reserves to reflect the Mineral Reserve increase.

ECONOMIC ASSESSMENT

The primary driver in determining the economic viability of the Red Hills Mine was the expected annual operating performance of the RHPP, which was forecasted using two main inputs: the annual projection notice (nomination for MMBtu requirements) received from the RHPP and a comparison to historical prior years actual delivered lignite fuel. The annual MMBtu requirement used in the Red Hills LOM Economic Model was approximately 27.2 million MMBtu. This resulted in a production schedule of approximately 2.7 million tons (Mt) of dedicated lignite per year each year until LSA contract expiration in April 2032.

LOM operating costs for a plan delivering approximately 27.2 million MMBtu per year to the RHPP total approximately $830 million (M). Operating costs included major cost categories for mine development, burden removal, severing of lignite, reclamation, maintenance and handling of stockpiled lignite and delivery to the adjacent RHPP along with the necessary maintenance required to keep all equipment operating safely and efficiently.

Capital costs to fulfill the LSA for a plan delivering approximately 27.2 million MMBtu per year to the RHPP are expected to total approximately $32 M. Capital Costs included categories for equipment expenditures, mine development, mitigation, and land acquisitions.

The base price for the dedicated lignite is defined in the LSA and consists of eight indexed components including a power cost component, a pass-through component, a royalty component and a fixed component. Over the LOM plan, the average price per ton for lignite delivered and sold is $28.04 providing revenues totaling approximately $769 M. The Red Hills Mine began commercial deliveries in 2001. The sales price over the last three years has averaged approximately $27 as shown in Table 1.4. The forecasted coal price for the LOM is also shown in Table 1.4.

The projected annual cash flow forecast based on the lignite production schedule over the remaining LOM results in a total after-tax cash flow projection of $80M resulting in a net present value of $42 M at a 10% discount rate.
The Economic Assessment used what could be considered a conservative assumption in light of historical trends, current conditions and expected future developments for delivered fuel to the RHPP of approximately 27.2 million MMBtu annually. Therefore, the QP is of the opinion that any downside risks to the economic viability of the project to be minimal. There is a risk to the LOM plan if the RHPP takes less than the LOM plan MMBtu’s, but this scenario is not considered a significant risk as a result of the minimum take provisions included in the LSA. Other downside risks modeled were the effects of an increase in diesel prices and labor.
The Income Statement and Annual Cash Flows based on the lignite production schedule for the LOM plan, along with the Net Present Value are detailed in Table 1.5. A Discount Rate of 10% was used, as this was consistent with the Red Hills Mine’s weighted average cost of capital. The calculation of Net Present Value and Internal Rate of Return are nuanced due to the ongoing nature of this mining operation. As modeled, the cash flows for the period 2022 through 2045 indicate the project is cash flow positive over the remaining life of the project.
In the opinion of the QP, the income statement and cash flow projection based on the LOM plan assumptions as shown in Table 1.5 are reasonable in light of historical trends, current conditions and expected future developments. As modeled, the future cash flow projection is estimated to be approximately $80 M and the net present value is estimated to be approximately $42 M.
Note that the net present value calculated for this report does not consider previous cash inflows and outflows and is only calculated from 2022 through the remainder of the LOM.

This comment is no longer relevant for Coteau, Falkirk and Coyote Creek due to the removal of the TRS Report as discussed above.

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Please contact me at 440-229-5151 with any questions you may have regarding this letter. Electronic mail transmissions may be sent to me at jcb@nacco.com.

Sincerely,

/s/ J.C. Butler, Jr.

J.C. Butler, Jr.
Chief Executive Officer NACCO Industries, Inc.